UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

SOLTA MEDICAL, INC.

(Name of Subject Company (Issuer))

Sapphire Subsidiary Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

83438K103

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(949) 461-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$267,559,392.68	$34,461.65
(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $2.92 (i.e., the tender offer price) by (y) the sum of (a) 83,861,129, the number of shares of common stock issued and outstanding (including 2,673,559 shares subject to restricted stock awards), plus (b) 3,181,829, the number of shares of common stock issuable upon the exercise of outstanding stock options, plus (c) 4,586,971, the number of shares of common stock issuable upon the exercise of outstanding warrants. The foregoing share figures have been provided by the issuer to the offerors and are as of December 12, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,461.65	Filing Party: Sapphire Subsidiary Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: December 23, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2013 (the “Schedule TO”) and relates to the offer of Sapphire Subsidiary Corp., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 per share (each, a “Share”), of Solta Medical, Inc., a Delaware corporation (“Solta” or the “Company”), at a price of $2.92 per Share, net to the seller in cash, without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). This Amendment No. 1 is being filed on behalf of VPI, Valeant and the Purchaser.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.	ADDITIONAL INFORMATION

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by deleting the paragraph entitled “Legal Proceedings” in Section 16 (“Certain Legal Matters: Regulatory Approvals”) of the Offer to Purchase and replacing it in its entirety with the following:

“The following complaints have been filed in connection with the Merger and the Offer (the “Proposed Transaction”): (i) a complaint in the Court of Chancery of the State of Delaware, dated December 17, 2013, captioned Rosier v. Solta Medical, Inc., et al.; (ii) a complaint in the Superior Court of the State of California, County of Alameda, dated December 18, 2013, captioned Lathrop v. Covert, et al.; (iii) a complaint in the Superior Court of the State of California, County of Alameda, dated December 20, 2013, captioned Walter, et al. v. Solta Medical, Inc., et al.; (iv) a complaint in the Superior Court of the State of California, County of Alameda, dated December 24, 2013, captioned Bushansky v. Solta Medical, Inc., et al. (the complaints referenced in (ii), (iii) and (iv) collectively the “California Actions”); and (v) a complaint in the Court of Chancery of the State of Delaware, dated December 24, 2013, captioned Gurley v. Solta Medical, Inc., et al. On December 26, 2013, the plaintiffs of the Walter action filed an amended complaint. On December 27, 2013, the Court of Chancery of the State of Delaware granted an Order of Consolidation and Appointment of Co-Lead Counsel consolidating the complaints referenced in (i) and (v) under the caption In re Solta Medical, Inc. Stockholders Litigation (the “Delaware Action”). On December 30, 2013, the plaintiffs of the Delaware Action filed a Consolidated Verified Amended Class Action Complaint. Each complaint is a purported shareholder class action and names as defendants Solta, the members of the Solta Board, VPI, Valeant and the Purchaser (the “Defendants”).

The plaintiffs’ allegations in each action are substantially similar. The plaintiffs allege that the members of the Solta Board breached their fiduciary duties to the stockholders of Solta in connection with the Proposed Transaction. In support of their purported claims, the plaintiffs allege that the Proposed Transaction does not appropriately value Solta, was the result of an inadequate process and includes preclusive deal protection devices. Plaintiffs also allege in the amended complaints that the Schedule 14D-9 filed on December 23, 2013, in connection with the Proposed Transaction contains material omissions and misstatements. The complaints also claim that Solta, VPI, the Purchaser and Valeant aided and abetted the purported breaches of fiduciary duties. The plaintiffs seek to obtain damages and to enjoin the Proposed Transaction. The plaintiffs also seek attorneys’ and expert fees and costs.

While the Defendants believe that each of the aforementioned lawsuits is without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to the lawsuits, on January 11, 2014, following arms-length negotiations, Defendants reached an agreement in principle with the plaintiffs in the Delaware Action and the California Actions to resolve all of the lawsuits. That agreement was memorialized in a memorandum of understanding. The settlement, which is subject to court approval and further definitive documentation, provides for a release and settlement by Solta’s stockholders of all claims against Solta and the other Defendants and their respective affiliates and agents in connection with the Proposed Transaction. In exchange for such release and settlement, the parties agreed that Solta would file an amendment to the Schedule 14D-9 as originally filed on December 23, 2013, amending and supplementing certain disclosures therein. The settlement is contingent upon, among other things, completion of the Offer and the subsequent consummation of the Merger. If the settlement is not approved by the Court of Chancery of the State of Delaware and such conditions are not satisfied, Solta and the other Defendants will continue to vigorously defend these actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2014

SAPPHIRE SUBSIDIARY CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel, Corporate Secretary and Corporate Business Development

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 23, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form. *

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Valeant and Solta on December 16, 2013, originally filed as Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by the Purchaser, VPI and Valeant with the Securities and Exchange Commission on December 17, 2013, which is incorporated by reference herein.

(a)(5)(B)	Form of Summary Advertisement. *

(b)(1)	Third Amended and Restated Credit and Guaranty Agreement, dated as of February 13, 2012, among Valeant, certain subsidiaries of Valeant as Guarantors, each of the lenders named therein, J.P. Morgan Securities LLC, Goldman Sachs Lending Partners LLC (“GSLP”) and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), as Joint Lead Arrangers and Joint Bookrunners, JPMorgan Chase Bank, N.A. (“JPMorgan”) and Morgan Stanley, as Co-Syndication Agents, JPMorgan, as Issuing Bank, GSLP, as Administrative Agent and Collateral Agent, and the other agents party thereto (the “Third Amended and Restated Credit and Guaranty Agreement of Valeant Pharmaceuticals International, Inc.”), originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on February 17, 2012, which is incorporated by reference herein.

(b)(2)	Amendment No. 1, dated March 6, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(3)	Amendment No. 2, dated September 10, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.2 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(4)	Amendment No. 3, dated January 24, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.25 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(b)(5)	Amendment No. 4, dated February 21, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.26 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(b)(6)	Amendment No. 5, dated as of June 6, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on August 8, 2013, which is incorporated by reference herein.

(b)(7)	Amendment No. 6, dated June 26, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.4 to Valeant’s Quarterly Report on Form 10-Q filed on August 8, 2013, which is incorporated by reference herein.

(b)(8)	Amendment No. 7, dated September 17, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on November 1, 2013, which is incorporated by reference herein.

(b)(9)	Joinder Agreement, dated June 14, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on June 15, 2012, which is incorporated by reference herein.

(b)(10)	Joinder Agreement, dated July 9, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.2 to Valeant’s Quarterly Report on Form 10-Q filed on August 3, 2012, which is incorporated by reference herein.

(b)(11)	Joinder Agreement, dated as of September 11, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(12)	Joinder Agreement, dated as of October 2, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on October 9, 2012, which is incorporated by reference herein.

(b)(13)	Joinder Agreement, dated as of December 11, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.31 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(d)(1)	Agreement and Plan of Merger, dated as of December 15, 2013, by and among VPI, the Purchaser, Valeant and Solta, originally filed as Exhibit 2.1 to Solta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2013, which is incorporated by reference herein.

(d)(2)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Harold L. Covert. *

(d)(3)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and H. Daniel Ferrari. *

(d)(4)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and John Glenn. *

(d)(5)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Linda Graebner. *

(e)(6)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and David Holthe. *

(d)(7)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Inlign CP III, LLC. *

(d)(8)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Cathy L. McCarthy. *

(d)(9)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Jeff Nardoci. *

(d)(10)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Mark M. Sieczkarek. *

(d)(11)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Eric Stang. *

(d)(12)	Confidentiality Agreement, dated as of July 7, 2012, between Valeant and Solta. *

(d)(13)	Extension of Confidentiality Agreement, dated as of October 31, 2013, between Valeant and Solta. *

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed by the Purchaser, VPI and Valeant with the Securities and Exchange Commission on December 23, 2013.